Austrian

RECEIVED

2006 OCT 16 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

06017583

October 3, 2006

Ref.: **Rule 12g3-2(b) File No. 82-4970**

SUPPL

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

20000496

Austrian

October 3, 2006

Ad-hoc Release

AUSTRIAN AIRLINES ÖSTERREICHISCHE LUFTVERKEHRS-AKTIENGESELLSCHAFT CONTEMPLATES CAPITAL INCREASE

In order to implement an ordinary capital increase later this year, Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft intends to invite its shareholders to an extraordinary Shareholders' Meeting at the Austria Center Vienna at 10.00 a.m. on 2 November 2006. The agenda will provide for resolutions regarding an ordinary capital increase under sections 149 et seq. of the Austrian Stock Corporation Act (*Aktiengesetz*) with a maximum volume of up to 68 million bearer shares with no par value and a simplified capital reduction under sections 182 et seq. of the Austrian Stock Corporation Act. By means of the simplified capital reduction the calculated notional amount per share of EUR 7.27 is intended to be reduced to EUR 3.00. The capital increase is intended to be implemented by way of an 'at market bookbuilt offering'. The Austrian syndicated shareholders support the contemplated capital increase.

Rückfragehinweis / For further information: Investor Relations, Dr. Prisca Havranek-Kosicek Austrian Airlines, Tel.: +43 (0) 5 1766 - 3311, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@austrian.com

Konzernkommunikation / Corporate Communications - A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Patricia STRAMPFER Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@austrian.com / mailto:johann.jurceka@austrian.com / mailto:livia.dandrea@austrian.com / mailto:patricia.strampfer@austrian.com, www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger / Owner, publisher, distributor: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

ad-06-21e (Kapitalerhöhung).doc